Puyi Inc.

61F, Pearl River Tower

No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou

Guangdong Province, People’s Republic of China

September 22, 2022

VIA EDGAR

Mr. John Stickel
Ms. Sonia Bednarowski
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Puyi Inc.

Registration Statement on Form F-3 (File No. 333-261063)
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, Puyi Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at, 4 P.M., Eastern Daylight Time on September 26, 2022, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Sidley Austin LLP.

[Signature page follows]

Very truly yours,

Puyi Inc.

By:	/s/ Hu Anlin
Name:	Hu Anlin
Title:	Chief Financial Officer

[Signature Page to Acceleration Request]